UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

 This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) contains:

Exhibit 1	Press release issued by EDENOR on March 13, 2013, entitled “Edenor Announces Fourth Quarter 2012 Results.”

Exhibit 2	Letter dated March 8, 2013, addressed to the National Securities Commission as required by section 62 of the Buenos Aires Stock Exchange Regulations.

Exhibit 3	Consolidated Financial Statement of Edenor S.A. at December 31, 2012, together with the Reports of the Independent Auditors.

Exhibit 4	Minutes No. 258 of the Supervisory Committee’s meeting dated as of March 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 21, 2013